Filed Pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration Statement No. 333-192476
Free Writing Prospectus dated February 5, 2014

Fantex, Inc.

Beginning on January 30, 2014, several emails were exchanged between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and reporters from each of CBSSports.com, KNBR (San Francisco), CBS Sports STL Radio, USA Today Video, Associated Press and San Francisco Business Times (together, the “Emails”).  Each of these email exchanges reference an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc., which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. As described further below under “Corrections and Clarifications,” the Emails contain certain inaccuracies and inconsistencies with the information contained in the Registration Statement.

The email attached as Annex A was sent to each of reporters Will Brinson of CBSSports.com, Taneka Smothers of KNBR (San Francisco), Justin Boyd and Joe Roderick of CBS Sports STL Radio and Cat McKenzie of USA Today Video on January 30, 2014; the email attached as Annex B was sent to reporter Michael Liedtke of the Associated Press on February 3, 2014; and the email attached as Annex C was sent to reporter Eric Young of San Francisco Business Times on February 3, 2014.

You should consider statements in the Emails or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•      The email attachment in Annex A notes that the “opening of the reservation period marks Fantex’s first IPO” and that this “marks the first time customers can buy and sell shares linked to the economic performance and value of a brand contract between Fantex, Inc. and Vernon Davis.” The Company notes that Fantex Series Vernon Davis was opened on January 30, 2014 for reservations. The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservation in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to buy and sell shares linked to the economic performance and value of a brand contract between Fantex, Inc. and Vernon Davis until the consummation of the Offering.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, expectations for the use of the net proceeds from the Offering, financial condition, liquidity, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “expect,” “believe,” “may,” “might,” “will,” “would,” “should,” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Email dated January 30, 2014 between Fantex, Inc. and each of Will Brinson of CBSSports.com,
Taneka Smothers of KNBR (San Francisco), Justin Boyd and Joe Roderick of CBS Sports STL Radio
 and Cat McKenzie of USA Today Video

Publication: USA Today Video

Reporter: Cat McKenzie

Date: 1/30/14

Time: 9:58 PM ET

Publication: CBS Sports STL 920

Reporter: Justin Boyd and Joe Roderick

Date: 1/30/14

Time: 10:56 AM ET

Publication: CBSSports.com

Reporter: M. Brodsky

Date: 1/30/14

Time: 9:27 AM ET

Publication: KNBR.com

Reporter: Tameka Smothers

Date: 1/30/14

Time: 9:53 AM ET

*Sent as attachment

NFL Radio Row Interview Teaser

What is Fantex?

•                  Based in San Francisco and just launched in October 2013, Fantex Holdings serves as the parent company to both Fantex, Inc. and Fantex Brokerage Services.

•                  Fantex, Inc., is a brand building company, which purchases a minority interest in an athlete brand and works to increase the value of the brand.  It also develops a tracking stock that is linked to the economic performance of the brand, such as playing contracts, endorsements and appearance fees.

•                  Fantex Brokerage Services is an all-new marketplace that allows investors to buy and sell Fantex, Inc. stock linked to the value and performance of the brand of a professional athlete.

•                  The tracking stock is to be offered pursuant to a registration statement filed with the Securities and Exchange Commission (SEC).

Which Professional Athletes are On-board?

•                  Fantex, Inc. has signed brand contracts with 49ers Tight End Vernon Davis and Houston Texans Running Back Arian Foster

Recent News This Week

Thursday, January 30, 2013 —

Fantex Brokerage Services Accepts First Reservations for IPO of Fantex Vernon Davis

•                  Starting today, investors can fund their accounts and place reservations for shares of Fantex Vernon Davis at Fantex.com.

•                  Fantex, Inc. will be offering 421,100 shares of Fantex Vernon Davis at a price of $10 per share

•                  Opening of the reservation period marks Fantex’s first IPO

•                  This marks the first time customers can buy and sell shares linked to the economic performance and value of a brand contract between Fantex, Inc. and Vernon Davis

•                  Fantex, Inc. is launching a Road Show tour kicking off February 3rd in San Francisco. Riding a former

“Madden Cruiser,” this cross-country bus tour will stop in cities across the United States to educate the public about Fantex, Inc. and the Fantex Vernon Davis tracking stock.

Tuesday, January 28, 2013 —

Golf Icon Jack Nicklaus To Join Fantex Holdings Advisory Board

•                  18-Time Major Champion has joined Fantex Holdings Advisory Board

•                  “The Golden Bear” is known for his successes both on and off the course, and will bring nearly five decades of experience as a professional athlete, investor and entrepreneur.

Interviewee: Buck French, CEO of Fantex Holdings:

Buck serves as our Chief Executive Officer and a Co-Founder of Fantex Holdings. Buck brings to Fantex Holdings his extensive management, business development, financial and strategic planning experience. Previously, Buck founded and served as CEO of OnLink, which sold to Siebel systems. He then built and ran Siebel Systems eCommerce business unit. He was also CEO & Chairman of Securify and led its sale to Secure Computing. Buck holds an MBA from Harvard University and a BS in Economics and General Engineering from West Point.

Potential Discussion Topics:

•                  What is Fantex?

•                  What does Fantex mean for football players? Athletes in general? How is Fantex beneficial for athletes in the long run?

•                  How do athletes get involved in Fantex?

PR Contacts:

Ross Kleinberg

Cell: (917) 770-0351

rgkleinberg@gmail.com

AlexaRae Antekeier

Cell: (231) 557-7464

alexarae@finnpartners.com

This document shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or other jurisdiction.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus.

* * * * *

Annex B

Email dated February 3, 2014 between Fantex, Inc. and Michael Liedtke of the Associated Press

Publication: The Associated Press

Reporter: Michael Liedtke

Date: 1/29/14 — 2/3/14

Email (from Michael Liedtke, The Associated Press to AlexaRae Antekeier, FP)

Date: 1/29/14

Time: 1:06 PM ET

Hi AlexaRae,

So, just to clarify the opening of this reservation period is just to allow prospective investors to register so they can be clearing to buy shares in the Vernon Davis IPO when it occurs, is that right? It doesn’t sound like the IPO itself is quite ready to happen, given the registration statement hasn’t received SEC approval and Fantex is preparing to go on its road show. Based on past experience, companies usually complete the IPOs within a week or two after the road show. Is that roughly the timing that Fantex envisions with the Vernon Davis IPO?

Regards,

Michael Liedtke

Email (from AlexaRae Antekeier, FP to Michael Liedtke, The Associated Press)

Date: 1/29/14

Time: 4:16 PM ET

Hi Michael,

Apologies for the delay; I’ve been on the ground today with Buck in NYC.

From CEO of Fantex, Buck French:

“When our reservation window opens tomorrow, people will actually reserve shares that will be converted into orders once the S-1 goes effective. This is different than a traditional IPO because this Road Show is about explaining this to a retail investor vs. pitching institutional investors. Because it’s retail, we believe this process will take 3-5 weeks.”

Please let me know if you have any other questions.

Thank you!

AlexaRae

Email (from Michael Liedtke, The Associated Press to AlexaRae Antekeier, FP)

Date: 1/29/14

Time: 4:17 PM ET

Thanks for the additional clarity. Is there a presentation scheduled for San Francisco?

Regards,

Michael Liedtke

Email (from AlexaRae Antekeier, FP to Michael Liedtke, The Associated Press)

Date: 1/29/14

Time: 5:30 PM ET

Hi Michael,

Yes, there is! We’ll be in San Francisco on Tuesday, February 4th. Let me know if you’d like to arrange a 1:1 with Buck, and I’ll gladly coordinate.

Thanks,

AlexaRae

Email (from Michael Liedtke, The Associated Press to AlexaRae Antekeier, FP)

Date: 1/29/14

Time: 5:44 PM ET

Would it be possible to attend the presentation if we wanted?

Regards,

Michael Liedtke

Email (from AlexaRae Antekeier, FP to Michael Liedtke, The Associated Press)

Date: 1/29/14

Time: 6:43 PM ET

Oh, absolutely! As I mentioned, it is on Tuesday, and we have a public event from 9:00 am — 1:00 pm on the Embarcadero (more details to come). Buck will be giving the roadshow presentation during the event, but we are also more than happy to schedule 1:1 time (briefing + presentation) if you’d like a bit more privacy and/or have specific questions to ask Buck.

We’ll be in SF all day on Tuesday, so we can gladly accommodate your schedules.

Just let me know!

Thanks,

AlexaRae

Email (from Michael Liedtke, The Associated Press to AlexaRae Antekeier, FP)

Date: 2/3/14

Time: 12:22 AM ET

Hi AlexaRae,

Just checking in to see if there are any further specifics on where tomorrow’s presentation will be?

Regards,

Michael Liedtke

Associated Press

415-495-0725

Email (from AlexaRae Antekeier, FP to Michael Liedtke, The Associated Press)

Date: 2/3/14

Time: 12:31 AM ET

Hi Michael,

Thanks for checking in. I was actually just going to reach out to you, so great timing. :) Details re: tomorrow’s presentation can be found below, taking place at 7 PM at Lucky Strike (200 King St).

That being said, Buck would be more than happy to do the presentation 1:1 with you earlier in the day, if that’s easier with your schedule. Just let me know, and I’ll be happy to arrange.

Thanks,

AlexaRae

++++++

[Inserted Media Alert]

Email (from Michael Liedtke, The Associated Press to AlexaRae Antekeier, FP)

Date: 2/3/14

Time: 12:40 AM ET

Hi AlexaRae,

Thanks for this. The timing of the actual presentation probably won’t work out for me tomorrow evening, but let me check with my editors to see if they might want me to see a one-on-one presentation. If we are interested, what are some of the potential times and roughly how long would the presentation take?

Thanks,

Michael Liedtke

Email (from AlexaRae Antekeier, FP to Michael Liedtke, The Associated Press)

Date: 2/3/14

Time: 2:26 PM ET

Hi Michael,

If the 7:00 PM presentation doesn’t work for you, we have a couple of other options:

The former “Madden Cruiser” will be parked near the Embarcadero tomorrow from 1 — 3 PM, and Buck can gladly give the 1:1 presentation there then. If earlier in the morning works better for you, we’re also happy to come to you by your office.

The presentation will be approx. 45 mins to an hour, but we can gladly shorten it if you’re pressed for time. We’re super flexible, and I know Buck would welcome the chance to meet you and give you the presentation in-person.

Let me know what works best, and I’ll arrange.

Thanks,

AlexaRae

Email (from Michael Liedtke, The Associated Press to AlexaRae Antekeier, FP)

Date: 2/3/14

Time: 4:14 PM ET

Hi AlexaRae,

Let’s see if we can arrange for me to come by tomorrow afternoon. Would 2:15 p.m. work or would it be better to do something earlier in the afternoon? Let me know. All of this would be contingent on there not being any breaking news.

Let me know what might work.

Regards,

Michael Liedtke

Email (from AlexaRae Antekeier, FP to Michael Liedtke, The Associated Press)

Date: 2/3/14

Time: 4:56 PM ET

2:15 PM works out great for Buck tomorrow, Michael. If something comes up due to breaking news, just let us know, and we can always work around it if your schedule allows.

Do you have any other questions around tomorrow’s meeting place? I assume it will be pretty hard to miss the Fantex wrapped Madden Cruiser, but feel free to reach out if you need anything at all. My colleague, Gaby Asmus, will also be on-site tomorrow (cc’ed here) and her cell is (831) 246-3188.

Thank you very much! I know Buck’s looking forward to it.

Best,

AlexaRae

Email (from Michael Liedtke, The Associated Press to AlexaRae Antekeier, FP)

Date: 2/3/14

Time: 5:37 PM ET

Thanks AlexaRae. Hopefully, nothing will get in the way of me meeting with Buck. I don’t have any immediate questions, but am sure some things will come up during the presentation.

Email (from AlexaRae Antekeier, FP to Michael Liedtke, The Associated Press)

Date: 2/3/14

Time: 6:06 PM ET

Worse comes to worst, we can always schedule a quick phoner — but hopefully that won’t be the case! Would you mind passing along your cell #? I’d love to give it to Gaby so she has it on hand — just in case the bus location changes or there are any last minute issues.

Thank you!

AlexaRae

Email (from Michael Liedtke, The Associated Press to AlexaRae Antekeier, FP)

Date: 2/3/14

Time: 6:28 PM PM ET

Sure my cell number is 415-717-3762.

Regards,

Michael Liedtke

Email (from AlexaRae Antekeier, FP to Michael Liedtke, The Associated Press)

Date: 2/3/14

Time: 6:34 PM ET

Fabulous. Thank you!

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus.

* * * * *

Annex C

Email dated February 3, 2014 between Fantex, Inc. and Eric Young of San Francisco Business Times

Publication: San Francisco Business Times

Reporter: Eric Young

Date: 2/3/14

Email (from Gaby Asmus/FP to Eric Young, SFBT)

Date: 2/3/14

Time: 7:45 PM ET

Hi Eric,

I just saw the Fantex story go live—it looks great! I wanted to follow up to clarify one small point. In the third paragraph, you mentioned that “Fantex first tried to sell the Vernon Davis IPO last year but had to pull the offering after he got injured.” To be totally clear, Fantex announced the brand contract with Vernon Davis on Oct. 31, but did not postpone the Vernon Davis offering at any point. Rather, Fantex postponed the Arian Foster offering due to his injury.

Because Fantex is so carefully scrutinized but the SEC, we have to be extremely precise about details.  If you wouldn’t mind making the correction, we’d appreciate it! I’m not an official companies spokesperson, so please attribute all quotes to Buck French.

Thanks again for making the time to meet with Buck—and let me know if you have any questions in the future. I’d love to set you guys up for coffee at some point to put faces to names.

Best,

Gaby

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus.

Email (from Eric Young, SFBT to Gaby Asmus/FP)

Date: 2/3/14

Time: 7:48 PM ET

Yes. Will do. I want my story to be accurate. Will go in there now.

* * * * *